WIPRO LIMITED
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
December 22, 2008
Via EDGAR
United States
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Attention:	Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2008
Filed May 30, 2008
File No. 1-16139
Dear Mr. Kronforst:
This letter is in response to your letter dated December 9, 2008 (the “Comment Letter”) containing a supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Company’s response to the comment letter dated September 9, 2008 regarding the Form 20-F of Wipro Limited (the “Company”) for the fiscal year ended March 31, 2008.
In this letter, for the Staff’s convenience, we have reproduced the supplemental comments from the Staff and have followed each supplemental comment with our response.
Form 20-F for the Year Ended March 31, 2008
Item 5. Operating and Financial review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Trend information, page 54
1.	Your response to prior comment number 4 states that pricing is impacted by a multitude of factors and that you provide services across different industries and geographies. You conclude without explanation that it may not be meaningful to separately identify the impact of pricing. However, we continue to believe that you can and should provide quantitative information to investors about changes in pricing and how they have impacted your results of operations, if material. Your response further discussed initiatives that you are taking to increase revenues, without a corresponding increase in resources used or prices charged. You also generally discussed these initiatives in the second to last paragraph of page 54; including offering services with higher margins, increasing employee productivity, and increasing utilization of IT professionals. These initiatives and their impact on revenues and gross should be disclosed, but similarly do not obviate the need for discussion on the quantitative effect of price changes on revenues. Please confirm to us that in future filings you will provide a quantitative discussion of changes in prices and any impact on revenues, to the extent material, consistent with Item 303(a)(3)(iii) of Regulation S0K
Response
We acknowledge the Staff’s comments and respectfully submit that in our future filings we will discuss the quantitative effect of changes in prices in our IT Services business and its impact on revenues, to the extent material.
Item 18, Financial Statements
Consolidated Statements of Income, page 105
2. We note your response to prior comment number 7 regarding your income statement presentation methodology for revenue and related costs relating to multiple-element arrangements recognized as a single unit ratably and for arrangements accounted for under SOP 81-1. Please confirm to us that in future filings you will include a discussion on your basis of presentation for these arrangements in your MD&A, critical accounting policies and estimates, and footnote disclosures
Response
We acknowledge the Staff’s comments and respectfully submit that in our future filings we will disclose in the MD&A, critical accounting policies and estimates, and footnote disclosures, the basis of income statement presentation of revenue and costs relating to multiple-element arrangements recognized as a single unit ratably and for arrangements accounted for under SOP 81-1
Note 2, Significant Accounting Policies
Revenue recognition, page 109
3. Your response to prior comment number 9 indicates that revenue from certain consulting service arrangements is recognized using the proportional performance method. Please note that your US GAAP financial statements should disclose the use of this method, as opposed to the proportionate completion method, which appears to be a method under Indian GAAP.
Response
We acknowledge the Staff’s comments and submit that we will suitably amend the accounting policy disclosures in our future filings.
In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to call me at 91-080-28440055 or our outside counsel Raj Judge at Wilson Sonsini Goodrich & Rosati, P.C., at (650) 320-4688, with any questions you may have

Yours sincerely, Wipro Limited /s/ Suresh C. Senapaty Suresh C. Senapaty Chief Financial Officer and Director